NEWS RELEASE 05-35	December 8, 2005

FRONTEER DISCOVERS NEW GOLD-SILVER-COPPER ZONE
ALSO INTERSECTS 5.23 G/T GOLD OVER 25.5 METRES AT THE AGI DAGI PROJECT, TURKEY

Fronteer Development Group Inc (“Fronteer”) (FRG–TSX / AMEX) has discovered a new zone of gold-silver-copper mineralization at the Agi Dagi project (“Agi Dagi”) in western Turkey. Drill hole AD-163, located 130 metres to the west of previous drilling in the Deli Zone, intersected 3.07 g/t gold, 13.8 g/t silver and 0.5% copper over 19.3 metres. This drill hole opens up the western flank of the Deli Zone for expansion to the north, west, and south, and demonstrates the untapped sulfide potential of the project, which until now had not been tested.

Hole AD-163 also returned two other distinct intervals of economically significant gold, silver and copper mineralization including:

  2.37 g/t gold, 20.0 g/t silver, and 0.7% copper over 8.4 metres, and
  3.77 g/t gold, 16.8 g/t silver, and 1.2% copper over 2.5 metres

For a complete description of the results from AD-163 please refer to the table at the end of this release.

In other important news, Fronteer has intersected additional gold-silver mineralization in drill hole AD-164, located 45 metres to the southwest of AD-126 which returned 3.75 g/t gold over 57.3 metres, and returned the following intersection:

  Hole AD-164 intersected 2.34 g/t gold over 66 metres including 5.23 g/t gold over 25.5 metres.

This hole also returned 19.0 g/t silver over 48 metres coincident with the gold and bottomed in mineralization grading 0.8 g/t gold at a depth of 108 metres. Please see the table below for more details.

Other new assay results from ongoing metallurgical and infill drilling within the Deli Zone have also yielded notable gold grades. Specifically:

  Hole AD-154 intersected 1.25 g/t gold over 54.8 metres
  Hole AD-156 intersected 0.55 g/t gold over 47.8 metres
  Hole AD-157 intersected 0.84 g/t gold over 5.2 metres
  Hole AD-159 intersected 0.73 g/t gold over 16.5 metres

Exploration on Agi Dagi in 2005 has been very successful in both expanding the size of the Deli Zone and identifying emerging resource areas open for expansion. Geological models for the Baba and Deli resource areas at Agi Dagi are currently being constructed as a basis for 43-101 compliant resource estimates to be completed in January, 2006.

The Agi Dagi gold project is expected to be amenable to open-pit mining methods. The orientation of mineralized zones is sub-horizontal and stated widths are approximately 90% of true widths.

Agi Dagi is one of two advanced-stage gold properties currently being developed by Fronteer. The second property, Kirazli, is also being advanced to the resource definition stage, with a report scheduled to be completed for early 2006.

Fronteer also has a controlling 57% interest in an outstanding uranium district in Labrador, Canada. Results from a recently completed CAD $5.0 million, 9,400 metre drill program, are being released as they are received.

Finally, the Company will be drilling two new gold projects in Jalisco State, Mexico in early 2006, which have been recently optioned from Teck Cominco.

Please see the table below for details results from Hole AD-163:

Hole ID	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t	Cu%
AD-163	127.7	147.0	19.3	3.07	13.8	0.5
inc	128.6	132.3	3.7	6.07	35.7	1.7

and	164.0	172.4	8.4	2.37	20.0	0.7
inc	165.7	170.6	4.9	3.29	27.4	1.2

and	183.3	185.8	2.5	3.77	16.8	1.2

Hole ID	From (m)	To (m)	Interval (m)	Au g/t	Ag g/t
AD-164	42.0	108.0	66.0	2.34	13.8
inc	60.0	108.0	48.0	3.02	19.0
inc	63.0	88.5	25.5	5.23	27.9
inc	69.0	79.5	10.5	9.83	54.2
inc	69.0	81.0	12.0	8.93	53.0
inc	75.0	78.0	3.0	7.05	97.6

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677 or Toll Free 1-877-632-4677

 info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration and potential mining method involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.